                                                                  EXHIBIT (a)(1)

                                     OFFER

                                       BY

                      LIGAND PHARMACEUTICALS INCORPORATED
                                  TO EXCHANGE

                     ANY AND ALL OUTSTANDING ALRT WARRANTS
     TO PURCHASE ITS COMMON STOCK, TOGETHER WITH PAYMENT OF $7.12 PER SHARE
                    FOR WHICH THE WARRANTS ARE EXERCISABLE,
           FOR THE NUMBER OF NEWLY ISSUED SHARES OF ITS COMMON STOCK
       AND $1.12 IN CASH PER SHARE FOR WHICH THE WARRANTS ARE EXERCISABLE
                            ------------------------

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME,
              ON DECEMBER 18, 1999, UNLESS THE OFFER IS EXTENDED.
                            ------------------------

     Each outstanding warrant originally issued in the public offering with Allergan Ligand Retinoid Therpeutics, Inc. (each a "Warrant" or "ALRT Warrant" and collectively, the "Warrants" or "ALRT Warrants") represents a currently exercisable right of the holder of such Warrant to purchase the number of shares of common stock, $0.001 par value per share (the "Shares" or the "Common Stock") set forth therein, of Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"), at an exercise price of $7.12 in cash per Share on or before the expiration date of the Warrants. See "Description of the Capital Stock and the Warrants."

     As described in this Offer to Exchange, the Company is offering to issue to each holder of Warrants who tender such Warrants, together with a payment of $7.12 per Share for which such Warrants are exercisable, the number of newly issued Shares issuable under such Warrant plus a cash amount of $1.12, net, without interest, per Share for which such Warrant is exercisable in accordance with the terms and subject to the conditions set forth in this Offer to Exchange (as amended or supplemented from time to time, the "Offer to Exchange") and the related Letter of Transmittal (the "Exchange Offer").

     The Exchange Offer is subject to the terms and conditions set forth herein.

     AN INVESTMENT IN SHARES IS SUBJECT TO VARIOUS RISKS. SEE "INFORMATION CONCERNING THE COMPANY -- RISK FACTORS," BEGINNING AT PAGE 13.

     Neither the Company nor its Board of Directors nor any individual director or officer of the Company makes any recommendation that any holder of Warrants tender or refrain from tendering Warrants pursuant to the Exchange Offer.

     THE ISSUANCE OF SHARES PURSUANT TO THE EXCHANGE OFFER HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). SEE "CERTAIN CONSEQUENCES OF ISSUANCE OF SHARES NOT BEING REGISTERED UNDER THE SECURITIES ACT OF 1933."
                            ------------------------

     Any holder desiring to tender all or any portion of such holder's Warrants should (1) deliver a certified or cashier's check, money order or wire transfer, payable to ChaseMellon Shareholder Services, L.L.C., the exchange agent for the Exchange Offer (the "Exchange Agent") (or to the account specified for wire transfers), in the amount of $7.12 per share for which the Warrants are exercisable and either (2) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it along with any other required documents to the Exchange Agent, at one of the addresses set forth on the back cover of this Offer to Exchange, and either (a) deliver the Warrants to the Exchange Agent along with the Letter of Transmittal or (b) tender such Warrants pursuant to the procedure for book-entry transfer set forth herein, or (3) request such holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such holder. Any beneficial holder of Warrants whose Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial holder desires to tender such Warrants.

     Any holder of Warrants who desires to tender Warrants and whose Warrants are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Warrants by following the procedures for guaranteed delivery set forth herein.

     Questions and requests for assistance or additional copies of this Offer to Exchange, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Exchange Agent and ChaseMellon Consulting Services, L.L.C., the information agent (the "Information Agent"), at the telephone number set forth on the back cover of this Offer to Exchange.
                            ------------------------

            The date of this Offer to Exchange is November 19, 1999

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
INTRODUCTION......................................................    1
THE EXCHANGE OFFER................................................    2
  1.  Terms of the Exchange Offer; Conditions; Extension of Tender
      Period; Termination; Amendment..............................    2
  2.  Acceptance for Exchange and Issuance of Shares..............    4
  3.  Procedure for Tendering Warrants............................    5
      (a) Valid Tender of Warrants................................    5
      (b) Book-Entry Transfer.....................................    5
      (c) Signature Guarantees....................................    6
      (d) Guaranteed Delivery.....................................    6
      (e) Determination of Validity...............................    7
  4.  Withdrawal Rights...........................................    7
  5.  Certain Consequences of Issuance of Shares Not Being
      Registered Under the Securities Act of 1933.................    7
  6.  Background Relating to the Warrants and the Exchange
      Offer.......................................................    8
  7.  Certain Tax Consequences of the Exchange Offer..............    9
  8.  Price Range of the Warrants and the Shares; Dividends.......   10
DESCRIPTION OF THE CAPITAL STOCK AND THE WARRANTS.................   11
  1.  Common Stock................................................   11
  2.  Preferred Stock.............................................   12
  3.  Warrants....................................................   12
INFORMATION CONCERNING THE COMPANY................................   13
  1.  Information Incorporated By Reference; Availability of
      Information.................................................   13
  2.  Risk Factors................................................   13
  3.  General.....................................................   20
  4.  Financial Information.......................................   23
MISCELLANEOUS.....................................................   27

                                  INTRODUCTION

     Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"), is offering to exchange certain of its outstanding warrants to purchase shares of its common stock, $0.001 par value per share (the "Shares" or the "Common Stock"). The Exchange Offer (as defined below) relates to warrants (the "Warrants" or the "ALRT Warrants") originally issued in the public offering with Allergan Ligand Retinoid Therapeutics, Inc. with an exercise price of $7.12 per share. The Company offers to exchange any outstanding Warrants, together with payment to the Exchange Agent of $7.12 per Share for which the Warrants are exercisable, for the number of newly issued Shares issuable under such Warrant plus a cash amount of $1.12, net, without interest, per Share, in accordance with the terms and subject to the conditions set forth in the Exchange Offer.

     Each outstanding Warrant represents a currently exercisable right of the holder of such Warrant to purchase the number of Shares set forth therein at an exercise price of $7.12 in cash per Share on or before the expiration date of the Warrants. The expiration date of the Warrants is 5:00 p.m., New York City time, on June 3, 2000 (the "Warrant Expiration Date"). Warrants which are not exercised prior to the Warrant Expiration Date will cease to be exercisable. See "Description of the Capital Stock and the Warrants."

     Tender of Warrants pursuant to the Exchange Offer may be made to the Exchange Agent according to the procedures set forth herein. See "The Exchange Offer -- Procedure for Tendering Warrants." Questions for assistance may be directed to the Information Agent, at (888) 867-6003.

     The Exchange Offer is subject to the condition that there shall not have occurred prior to acceptance of the Warrants pursuant to the Exchange Offer: (i) any event, circumstance or development or prospective event, circumstance or development which has or may have an effect, whether positive or negative, on the business, operations, financial position or results of operations of the Company and its subsidiaries, taken as a whole, which, in the judgment of the Company's Board of Directors (the "Board"), makes it inadvisable for the Company to consummate the Exchange Offer; (ii) any suit or other proceeding or any threatened suit or other proceeding relating to the Exchange Offer, the Warrants or the issuance of Shares pursuant to the Exchange Offer; (iii) any order or preliminary or permanent injunction entered in any action or proceeding before any court or any statute, rule, regulation, order or official interpretation being enacted, amended, enforced or interpreted or threatened to be enacted, amended, enforced or interpreted by any federal, state, local or foreign legislative body, court, government or governmental, administrative or regulatory authority or agency which, in the judgment of the Board, has or may have the effect of making illegal or restraining or prohibiting the making of the Exchange Offer, the acceptance for exchange of the Warrants or the issuance of Shares in exchange for the Warrants, or the consummation of the Exchange Offer; (iv) any suspension or limitation of trading in securities generally on the NYSE or The Nasdaq National Market or any setting of minimum prices for trading on such exchange, or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (v) any banking moratorium declared by Federal or New York authorities; or (vi) any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if, in the judgment of the Board, the effect of any such outbreak, escalation, declaration, calamity or emergency makes it inadvisable for the Company to consummate the Exchange Offer.

     An investment in Shares is subject to various risks. See "Information Concerning the Company -- Risk Factors."

     The issuance of Shares pursuant to the Exchange Offer has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on an exemption thereunder. See "The Exchange Offer -- Certain Consequences of Issuance of Shares Not Being Registered Under the Securities Act of 1933."

     Tendering holders of Warrants will not be obligated to pay any brokerage fees or commissions or any transfer or stock issuance taxes with respect to the issuance of Shares in exchange for Warrants pursuant to the Exchange Offer.

     As of September 30, 1999, there were outstanding 3,601,464 Warrants and 47,730,624 Shares. The Shares and the Warrants are listed for quotation on The Nasdaq National Market. The Company will not reissue Warrants exchanged pursuant to the Exchange Offer. Such tendered Warrants will be canceled.

     Neither the Company nor the Board nor any individual officer or director of the Company makes any recommendation that any holder of Warrants tender or refrain from tendering Warrants pursuant to the Exchange Offer. Mr. David Robinson, President and Chief Executive Officer of the Company, Mr. Paul Maier, Senior Vice President, Chief Financial Officer of the Company, and Mr. William Respess, Senior Vice President, General Counsel, Government Relations of the Company, together with their spouses, beneficially own 70,376 Warrants, and each has informed the Company that he intends to tender the Warrants he beneficially owns pursuant to the Exchange Offer. See "The Exchange Offer -- Background Relating to the Warrants and the Exchange Offer" for a more complete description of the transaction in which the Warrants were issued.

     Following the anticipated successful completion of the Exchange Offer, the number of remaining outstanding Warrants may be so low that public trading of the Warrants may be substantially reduced, which may make it harder to sell Warrants not tendered in this Exchange Offer. In addition, if the number of record holders of the Warrants drops too low, Nasdaq may institute proceedings resulting in a delisting of the Warrants. In either event, the liquidity of the Warrants may be significantly reduced following the Exchange Offer.

                                   * * * * *

     HOLDERS OF WARRANTS ARE URGED TO READ THIS OFFER TO EXCHANGE AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR WARRANTS.

                                   * * * * *

     Certain statements in the documents incorporated herein by reference in this Offer to Exchange under the captions "The Exchange Offer -- Background Relating to the Warrants and the Exchange Offer" and "Information Concerning the Company" and elsewhere in this Exchange Offer may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the items referred to under the caption "Information Concerning the Company -- Risk Factors" and other factors referenced in this Offer to Exchange or in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 or in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999, which are incorporated herein by reference. See "Information Concerning the Company -- Risk Factors."

                               THE EXCHANGE OFFER

1. TERMS OF THE EXCHANGE OFFER; CONDITIONS; EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept any and all Warrants validly tendered and not properly withdrawn on or prior to the Offer Expiration Date (as defined) and will exchange each Warrant, together with payment of $7.12 per Share for which such Warrant is exercisable, for the number of newly issued Shares issuable upon exercise of such Warrant and $1.12 in cash, net, without interest, per Share. Holders of Warrants will be paid such amounts in U.S. dollars.

     Each outstanding Warrant represents a currently exercisable right of the holder of such Warrant to purchase the number of Shares set forth therein at an exercise price of $7.12 in cash per Share on or before the Warrant Expiration Date.

     The term "Offer Expiration Date" means 12:01 a.m., New York City time, on December 18, 1999, unless the Company shall have extended the period during which the Exchange Offer is open, in which event the term "Offer Expiration Date" shall mean the latest time and date at which the Exchange Offer, as so extended by the Company, shall expire.

     The Exchange Offer is subject to the condition that there shall not have occurred prior to acceptance of the Warrants pursuant to the Exchange Offer: (i) any event, circumstance or development or prospective event, circumstance or development which has or may have an effect, whether positive or negative, on the business, operations, financial position or results of operations of the Company and its subsidiaries, taken as a whole, which, in the judgment of the Board, makes it inadvisable for the Company to consummate the Exchange Offer;
(ii) any suit or other proceeding or any threatened suit or other proceeding relating to the Exchange Offer, the Warrants, or the issuance of Shares pursuant to the Exchange Offer; (iii) any order or preliminary or permanent injunction entered in any action or proceeding before any court or any statute, rule, regulation, order or official interpretation being enacted, amended, enforced or interpreted or threatened to be enacted, amended, enforced or interpreted by any federal, state, local or foreign legislative body, court, government or governmental, administrative or regulatory authority or agency which, in the judgment of the Board, has or may have the effect of making illegal or restraining or prohibiting the making of the Exchange Offer, the acceptance for exchange of the Warrants or the issuance of Shares in exchange for Warrants, or the consummation of the Exchange Offer; (iv) any suspension or limitation of trading in securities generally on the NYSE or The Nasdaq National Market, or any setting of minimum prices for trading on such exchange, or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; or (v) any banking moratorium declared by Federal or New York authorities; or (vi) any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if, in the judgment of the Board, the effect of any such outbreak, escalation, declaration, calamity or emergency makes it inadvisable for the Company to consummate the Exchange Offer.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion.

     The Company expressly reserves the right, subject to applicable laws (including applicable regulations of the Securities and Exchange Commission (the "SEC")), at any time or from time to time to (i) extend the Exchange Offer, in which event all Warrants and cash payments previously tendered and not properly withdrawn or accepted will remain subject to the Exchange Offer, but subject to the tendering holder's right to withdraw Warrants and cash payments tendered by such holder; (ii) to delay acceptance for exchange of or, regardless of whether such Warrants and cash payments were theretofore accepted for exchange, to delay the issuance of Shares in exchange for such Warrants in order to comply, in whole or in part, with any applicable law or government regulation; (iii) to terminate the Exchange Offer (whether or not any Warrants and cash payments have theretofore been accepted for exchange) if any of the conditions referred to above have not been satisfied; (iv) to waive any condition, in whole or part; or
(v) to amend the Exchange Offer in any respect; provided that such amendment does not decrease the number of Shares issued or the amount of cash paid in exchange for Warrants or add additional conditions to the Exchange Offer. Such delay, termination, waiver or amendment will be effected in each case by the Company giving oral or written notice of such delay, termination, waiver or amendment to the Exchange Agent. The Company acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Company to effect the exchange of Shares and cash for Warrants in accordance with the Exchange Offer or to return the Warrants and cash payments tendered promptly after the termination or withdrawal of the Exchange Offer and (ii) the Company may not delay acceptance for exchange of, or the issuance of Shares in exchange for such Warrants and cash payments (except as provided by clause (ii) above) upon the occurrence of any of the conditions specified above without extending the period of time during which the Exchange Offer is open.

     The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time or from time to time.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by the Company issuing a press release via BusinessWire to major business publications and news services in the United States. In the case of an extension, a press release will be issued no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Offer Expiration Date.

     If the Company makes a material change in the terms of the Exchange Offer or if the Company waives a material condition of the Exchange Offer, the Company will extend the Exchange Offer for a period of time which will depend on the facts and circumstances, including the materiality, of the changes. With respect to a change in the consideration to be paid per Warrant, a minimum 10 business day extension will be made to allow for adequate dissemination of information regarding the change to holders of Warrants. Any extension of the Exchange Offer will not constitute a waiver by the Company of any of the conditions to the Exchange Offer.

     The Exchange Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Warrants residing in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the securities laws of such jurisdiction. However, the Company may, in its discretion, take such action as it may deem necessary to make the Exchange Offer in any jurisdiction and extend the Exchange Offer to holders of Warrants in such jurisdiction.

2. ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF SHARES

     Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for exchange all Warrants, together with $7.12 per Share for which the Warrants are exercisable, validly tendered and not properly withdrawn on or prior to the Offer Expiration Date as soon as practicable after the later to occur of: (i) the Offer Expiration Date and (ii) the date of satisfaction or waiver of the conditions set forth above. As soon as practicable following the acceptances for exchange of properly tendered Warrants, cash payments and the required documentation, the Company will issue Shares and pay cash to the holder of such Warrants in accordance with the terms of the Exchange Offer. The Company intends to deliver to the Exchange Agent stock certificates representing all Shares to be issued and to deliver to the Exchange Agent (or to make available to the Exchange Agent from the cash tendered by holders of Warrants) the aggregate amount of cash payable pursuant to the Exchange Offer. The Exchange Agent will cause certificates for the Shares and checks for cash due to each tendering holder to be mailed to such holder following acceptance of the Warrants and cash payments. Tendering holders whose Warrants and cash payments are accepted pursuant to the Exchange Offer will become stockholders of record with respect to the Shares issuable to them immediately before the close of business on the earlier to occur of the day on which the Offer Expiration Date occurs or the date the Exchange Agent receives certificates for such Warrants. The Company reserves the right, in its sole discretion and subject to applicable law, to delay acceptance of Warrants and related cash payments for exchange or the issuance of Shares and payment of cash for Warrants in order to comply, in whole or in part, with any applicable law or government regulation.

     For purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange all properly tendered Warrants and cash payments as and when the Company gives oral or written notice to the Exchange Agent of its acceptance of such Warrants and cash payments for exchange pursuant to the Exchange Offer. The issuance of Shares and the cash in exchange for Warrants and cash payments accepted for exchange pursuant to the Exchange Offer will occur as promptly as practicable following acceptance of the Warrants and cash payments and receipt of the required documentation. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving certificates for the Shares and the cash issued pursuant to the Exchange Offer by the Company and transmitting such certificates and cash to tendering holders. Under no circumstances will interest be paid by the Company with respect to the Shares issuable or cash payable pursuant to the Exchange Offer, regardless of any delay in issuing such Shares or paying such cash. The Company will pay all transfer and stock issuance taxes, if any, payable on the issuance of Shares pursuant to the Exchange Offer.

     In all cases, the issuance of Shares and payment of cash in exchange for Warrants will be made only after timely receipt by the Exchange Agent of (i) a cash payment in the form of a certified or cashier's check, money order or wire transfer in the amount of $7.12 per Share for which the Warrants are exercisable payable to ChaseMellon Shareholder Services, L.L.C., as Exchange Agent (or to the account specified for wire transfers), (ii) the Warrants or a timely confirmation of a book-entry transfer of such Warrants into the Exchange Agent's account at The Depository Trust Company ("DTC"), (iii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined), and (iv) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Warrants and cash payments pursuant to the Exchange Offer, see Section 3 below.

     If any tendered Warrants and cash payments are not accepted for exchange for any reason or if the cash payments tendered are inadequate to cover all the Warrants tendered, the unpurchased or untendered Warrants will be returned along with the cash payment related thereto without expense to the tendering holder (or, in the case of Warrants tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the procedures set forth in Section 3, such Warrants will be credited to an account maintained at DTC) as promptly as practicable following the expiration, termination or withdrawal of the Exchange Offer.

     If the Company amends the cash amount offered under the Exchange Offer so that the cash amount is increased, such increased cash component will be issued to all holders of Warrants whose Warrants are exchanged pursuant to the Exchange Offer, whether or not such Warrants were tendered or accepted for exchange prior to such increase in the cash.

3. PROCEDURE FOR TENDERING WARRANTS

     (a) Valid Tender of Warrants. Except as set forth below, in order for Warrants to be validly tendered pursuant to the Exchange Offer, (i) a cash payment in the form of a certified or cashier's check, money order or wire transfer in the amount of $7.12 per Share for which the Warrants are exercisable payable to ChaseMellon Shareholder Services, L.L.C., as Exchange Agent, (or to the account specified for wire transfers) must be received by the Exchange Agent, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Warrants as described below must be received by the Exchange Agent, and (iii) any other documents required by the Letter of Transmittal, must be received by the Exchange Agent at one of the addresses set forth on the back cover of this Offer to Exchange. In addition, either tendered Warrants must be received by the Exchange Agent at any such address or such Warrants must be tendered pursuant to the procedure for book-entry transfer (and a confirmation of receipt of such delivery must be received by the Exchange Agent), in each case on or prior to the Offer Expiration Date or the guaranteed delivery procedures set forth below must be complied with. The term "Agent's Message" means a message transmitted by DTC to and received by the Exchange Agent and forming a part of a book-entry transfer confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the Warrants which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     (b) Book-Entry Transfer. The Exchange Agent will establish an account with respect to the Warrants at DTC for purposes of the Exchange Offer within two business days after the date of this Offer to Exchange. Any financial institution that is a participant in DTC may make book-entry delivery of Warrants by causing DTC to transfer such Warrants into the Exchange Agent's account in accordance with DTC's procedures for such transfer. Although delivery of Warrants may be effected through book-entry transfer at DTC, (i) a cash payment in the form of a certified or cashier's check, money order or wire transfer in the amount of $7.12 per Share for which the Warrants are exercisable payable to ChaseMellon Shareholder Services, L.L.C., as

Exchange Agent (or to the account specified for wire transfers), (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and (iii) any other required documents, must, in any case, be received by the Exchange Agent at one of the addresses set forth on the back cover of this Offer to Exchange on or prior to the Offer Expiration Date, or the guaranteed delivery procedures described below must be complied with.

     DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     (c) Signature Guarantees. Signatures on Letters of Transmittal need not be guaranteed if (i) the Letter of Transmittal is signed by the registered holder of Warrants tendered or (ii) such Warrants are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

     If the Warrants are registered in the name of a person other than the signer of the Letter of Transmittal, then the tendered Warrants must be endorsed or accompanied by appropriate warrant powers, signed exactly as the name(s) of the registered holder(s) appear(s) on the Warrants, with the signatures on the Warrants or warrant powers guaranteed as described below.

     If signatures are required as set forth above, then signatures on Letters of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program, or the Stock Exchange Medallion Program (each of the foregoing constituting an "Eligible Institution"). See Instructions 1 and 6 of the Letter of Transmittal.

     (d) Guaranteed Delivery. If a holder desires to tender Warrants pursuant to the Exchange Offer and such holder's Warrants are not immediately available, or time will not permit the Warrants and all other required documents to reach the Exchange Agent on or prior to the Offer Expiration Date or such holder cannot complete the procedure for book-entry transfer on a timely basis, such Warrants may nevertheless be tendered if the following guaranteed delivery procedures are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company, is received by the Exchange Agent as provided below on or prior to the Offer Expiration Date;

          (iii) all tendered Warrants (or a book-entry transfer confirmation representing all tendered Warrants), in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Exchange Agent within three Nasdaq National Market trading days after the date of execution of such Notice of Guaranteed Delivery; and

          (iv) delivery of a cash payment in the form of a certified or cashier's check, money order or wire transfer in the amount of $7.12 per Share for which the Warrants are exercisable payable to ChaseMellon Shareholder Services, L.L.C., as Exchange Agent (or to the account specified for wire transfers), is made to the Exchange Agent at one of the addresses set forth on the back cover of this Offer to Exchange prior to the Offer Expiration Date.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     THE METHOD OF DELIVERY OF WARRANTS, CASH PAYMENTS AND ALL OF THE REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE OPTION AND RISK OF THE TENDERING HOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY

MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPER INSURANCE IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     (e) Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Warrants and cash payments will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of Warrants and cash payments determined by it not to be in proper form or the acceptance for exchange of which may, in the opinion of the Company, be unlawful. The Company reserves the absolute right to waive any defect or irregularity in any tender of Warrants and cash payments of any particular holder. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of the Company, any of its affiliates or assigns, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4. WITHDRAWAL RIGHTS

     Tenders of Warrants and cash payments pursuant to the Exchange Offer may be withdrawn at any time on or prior to the Offer Expiration Date. Thereafter, such tenders are irrevocable. If the Company extends the Exchange Offer, is delayed in accepting Warrants and cash payments for exchange or issuing Shares and cash in exchange for Warrants and cash payments or is unable to accept Warrants for exchange or issue Shares and cash pursuant to the Exchange Offer for any reason, then, without prejudice to the Company's rights under the Exchange Offer, the Exchange Agent may, on behalf of the Company, retain all Warrants and cash payments tendered, and such Warrants and cash payments may not be withdrawn except to the extent that tendering holders are entitled to withdrawal rights as set forth in this Section 4.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of the addresses set forth on the back cover of this Offer to Exchange. Any notice of withdrawal must specify the name of the person who tendered the Warrants to be withdrawn, the number of Warrants to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Warrants. If Warrants to be withdrawn have been delivered or otherwise identified to the Exchange Agent, then prior to the physical exchange, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Warrants have been tendered for the account of an Eligible Institution. If Warrants have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Warrants.

     Withdrawals may not be rescinded, and Warrants and cash payments withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, withdrawn Warrants and cash payments may be retendered at any time prior to the Offer Expiration Date by again following one of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination shall be final and binding. None of the Company, any of its affiliates or assigns or the Exchange Agent or the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5. CERTAIN CONSEQUENCES OF ISSUANCE OF SHARES NOT BEING REGISTERED UNDER THE SECURITIES ACT OF 1933

     The offer and issuance of Shares by the Company pursuant to the Exchange Offer has not been registered under the Securities Act. The Company believes that the offer and issuance of shares pursuant to this Exchange Offer is exempt from registration under Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides an exemption from registration for "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." The Company has not obtained and does not intend to seek a legal opinion from outside legal counsel or a no-action letter from the Staff of the SEC with respect to the applicability of the exemption.

     The Company has further been advised that the Shares issued pursuant to the Exchange Offer are not restricted securities and may be resold by the recipients thereof without regard to the limitation of Rule 144 and without such recipients being deemed underwriters for purposes of the Securities Act; except that shares issued in exchange for Warrants that are held by affiliates of the Company will be entitled to tack the period during which such Warrants were held by the recipient prior to the exchange. Accordingly, such affiliates who have held their Warrants for more than one year will be able to sell or transfer the Shares received in exchange for their Warrants in accordance with the volume limitations and manner of sale limitations and other provisions set forth in Rule 144.

     An additional consequence of the issuance of Shares pursuant to the Exchange Offer not being registered under the Securities Act is that certain protections set forth in Section 11 and other provisions of the Securities Act will not be available to holders who exchange Warrants and cash payments for Shares and cash in the Exchange Offer.

6. BACKGROUND RELATING TO THE WARRANTS AND THE EXCHANGE OFFER

     In December 1994, the Company, together with Allergan, Inc., formed Allergan Ligand Retinoid Therapeutics, Inc. ("ALRT") to continue the research and development activities previously conducted by a joint venture with Allergan. In June 1995, the joint venture was dissolved and the Company and ALRT completed a public offering of 3,250,000 units. Each unit consisted of one share of ALRT's callable common stock and two Warrants, each Warrant entitling the holder to purchase the number of Shares set forth therein. The $32.5 million aggregate proceeds from the offering and cash contributions by Allergan and the Company of $50.0 million and $17.5 million, respectively, provided net proceeds of $94.3 million for retinoid product research and development.

     The Company's $17.5 million in cash, as well as the Warrants, were in exchange for:

     - a right to acquire all of the ALRT callable common stock at specified future dates and amounts and

     - a right to acquire all rights to the Panretin(R) product, jointly with Allergan.

     Allergan's $50.0 million cash contribution to ALRT was in exchange for:

     - the right to acquire one-half of the technologies and other assets in the event the Company exercised its right to acquire all of the ALRT callable common stock

     - a similar right to acquire all of the callable common stock if the Company did not exercise its right and

     - a right to acquire all rights to the Panretin(R) product, jointly with the Company.

     In September 1997, the Company exercised the option to purchase all of the ALRT callable common stock. At the same time, Allergan exercised its option to purchase certain assets of ALRT. In November 1997, the Company issued 3,166,567 Shares along with cash payments totaling $25.0 million, to holders of the ALRT callable common stock. In November 1997, Allergan made a cash payment of $8.9 million to ALRT, which the Company used to pay a portion of the cash payment under its option exercise. Following the exercise of these options, ALRT became one of the Company's wholly owned subsidiaries and the Warrants remained outstanding.

     In connection with the ALRT initial public offering, the Shares issuable upon exercise of all outstanding Warrants were registered under the Securities Act. At the same time, the Warrants were listed for quotation on The Nasdaq National Market. The Warrants initially traded as a unit of two Warrants along with a share of callable common stock of ALRT. They separated and began trading separately in June 1997. See "Price Range of the Warrants and the Shares; Dividends." As of November 12, 1999, Warrants for an aggregate number of 2,898,580 Shares had been exercised. As of November 12, 1999, the Company's officers and directors beneficially owned approximately 83,000 Warrants.

     In view of the Company's history of operating losses as it attempts to progress from a research-based company to one that becomes profitable from sales of its products and royalties on sales of products by its corporate collaborators, the Company's management and Board regularly consider the Company's financial needs and strategies for raising cash to meet them. Among the strategies used by the Company has been sales of equity to corporate collaborators. The Company has also raised significant cash from the sale of convertible notes to Elan Corporation, plc and Elan International Services, Ltd. Public offerings of stock have been considered, but not adopted, by the Company in view of the generally poor market for secondary offerings of biotechnology stocks in recent years.

     Another source of capital to meet the Company's cash needs are proceeds from the Warrants when they are exercised. From time to time over the past approximately 18 months, the Company's management and Board have considered strategies to encourage holders to exercise their Warrants to provide a substantial infusion of cash. This consideration has included informal advice from investment banks.

     In December 1998 and May 1999, the Company received net proceeds of approximately $12.5 million and $3.5 million, respectively, from investors who elected to exercise their Warrants to purchase an aggregate of 2,892,836 Shares. The Company agreed to pay a cost of money incentive to the investors for the early exercise of those Warrants.

     During the first two weeks of November 1999, David Robinson, the Company's President and Chief Executive Officer, Paul Maier, the Company's Senior Vice President, Chief Financial Officer, William Respess, the Company's Senior Vice President, General Counsel, Government Relations, and Christiane Sheid, the Company's Vice President, Finance and Communications, discussed the proposed exchange offer and reviewed the recent and historical movements in the market prices of the Shares and Warrants, the Company's results for the third quarter and projected results for the fourth quarter of 1999, and the Company's financing alternatives and capital requirements. They discussed possible variations in the $1.12 cash component and other aspects of the Exchange Offer and determined to recommend the terms of the Exchange Offer to the Board. As part of its decision making process, the Company informally consulted with an investment bank with regard to aspects of the Exchange Offer. However, the Company has not received any formal report or appraisal of any kind from any outside party which materially relates to the Exchange Offer in any way.

     At a special telephonic meeting of the Board on November 15, 1999, Mr. Robinson, as chairman of the Board, recommended the terms of the exchange offer to the Board and discussed a range for the cash payments to be made to tendering holders of Warrants. The Board discussed the Company's financial outlook for 1999 and 2000, the Company's capital requirements, net equity and financing alternatives and other factors. After discussion, the Board concluded that the proposal was in the best interests of the Company and approved and authorized an exchange offer, subject to management's determination based on trading prices of the Warrants and the Common Stock immediately prior to announcement of the Exchange Offer of the precise amount of cash payments, within a range approved by the Board, to be made in connection with the Exchange Offer.

     The Company will pay all cash pursuant to the Exchange Offer from cash payments received in connection with the Exchange Offer.

7. CERTAIN TAX CONSEQUENCES OF THE EXCHANGE OFFER

     The following discussion summarizes the material federal income tax consequences of the transactions to be accomplished pursuant to the Exchange Offer to a person who tenders Warrants and cash pursuant to the Exchange Offer. This summary is based upon existing statutes, as well as judicial and administrative interpretations thereof, all of which are subject to change, including changes which may be retroactive. No opinion of counsel or ruling from the Internal Revenue Service ("IRS") will be requested by the Company on any tax issue connected with the Exchange Offer. Accordingly, no assurance can be given that the IRS will not challenge certain of the tax positions described herein or that such a challenge would not be successful.

     The discussion below does not address the foreign, state or local tax consequences of the transactions to be accomplished pursuant to the Exchange Offer, nor does it specifically address the tax consequences to taxpayers subject to special treatment under the federal income tax laws (including dealers in securities, foreign persons, life insurance companies, tax-exempt organizations, financial institutions and taxpayers subject to the alternative minimum tax). The discussion below assumes that the Warrants are or will be held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), by holders of Warrants at the Offer Expiration Date. In the following discussion, the term "should" is used to denote the more likely of possible characterizations in situations where more than one characterization is possible.

     THE FOLLOWING SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS TO BE ACCOMPLISHED PURSUANT TO THE EXCHANGE OFFER IS NOT A SUBSTITUTE FOR OBTAINING INDIVIDUAL TAX ADVICE AND WARRANT HOLDERS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS OFFER TO EXCHANGE AS TAX ADVICE. ACCORDINGLY, EACH HOLDER OF OUTSTANDING WARRANTS IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE OFFER.

     Federal Income Tax Consequences to Holders of Warrants. It is possible that holders of the Warrants will be treated as merely having exercised the Warrants for a net cash payment equal to the exercise price less $1.12 per Warrant. In such case no gain or loss should be recognized by the such holders. Alternatively, holders of the Warrants participating in the Exchange Offer may be treated for federal income tax purposes as having exchanged their Warrants plus the net cash payment in exchange for shares of Common Stock. In such event,
(i) the receipt of Common Stock in exchange for the net cash payment would be treated as merely a purchase of a portion of the Common Stock, and (ii) the exchange of the Warrants for the balance of the Common Stock should be treated as a "recapitalization" of the Company within the meaning of Code Section 368(a)(1)(E) in which no gain or loss is recognized. As a result of the foregoing, the holders of the Warrants should not recognize any gain or loss in connection with the Exchange Offer. The Company intends to treat the Exchange Offer as merely an exercise of the Warrants.

     Regardless of which of the foregoing characterizations applies, the aggregate tax basis of the Common Stock received by a holder pursuant to the Exchange Offer should be equal to such holder's adjusted tax basis in the Warrants transferred in exchange therefor and increased by the amount of the net cash payment.

     The holding period for the Common Stock will depend upon the characterization of the Exchange Offer. If the Exchange Offer is treated as merely an exercise of the Warrants, the holding period for the Common Stock will begin on the date of the date of the Exchange. If the Exchange Offer is treated in part as a purchase and in part as a recapitalization, the holding period of each share of Common Stock will be divided, with part of each share having a holding period which includes the period of time the holder held the Warrants and the remaining part of each share having a holding period which commences as of the date of the exchange to the extent the share was received in exchange for the net cash payment.

     Holders of Warrants who do not participate in the Exchange Offer should not recognize any gain or loss as a result of other holders of Warrants participating in the Exchange Offer.

     Federal Income Tax Consequences to Company. The exchange by holders of Warrants pursuant to the Exchange Offer should not result in the recognition of gain or loss by the Company.

8. PRICE RANGE OF THE WARRANTS AND THE SHARES; DIVIDENDS

     The Common Stock and the Warrants trade on the Nasdaq National Market tier of The Nasdaq Stock Market. The Common Stock trades under the symbol "LGND." The Warrants trade under the symbol "LGNDW." The following table sets forth the high and low sales prices for the Common Stock and the Warrants on The Nasdaq National Market for the periods indicated. The Warrants initially traded as a unit of two Warrants along with a share of callable common stock of ALRT. They separated and began trading separately in June 1997.

                                                               WARRANTS        SHARES
                                                              -----------    -----------
                                                              HIGH    LOW    HIGH    LOW
                                                              ----    ---    ----    ---
YEAR ENDED DECEMBER 31, 1997
1st Quarter.................................................  $--     $--    $17     $10 1/4
2nd Quarter (from June 3, 1997 for the Warrants)............    9      6      14 1/2   9 1/8
3rd Quarter.................................................   11 1/2  6      17 3/4  11 5/8
4th Quarter.................................................   13 1/4  6 3/4  18 3/8  11 1/4
YEAR ENDED DECEMBER 31, 1998
1st Quarter.................................................   10 1/2  5      16 5/8  10 7/8
2nd Quarter.................................................   10 1/4  6 3/8  16 3/8  12 1/8
3rd Quarter.................................................    7      1 5/8  13 1/4   5 1/2
4th Quarter.................................................    6 1/2  2 9/16  12 3/8   6 15/16
YEAR ENDING DECEMBER 31, 1999
1st Quarter.................................................    8 1/4  3 5/32  14 3/4   8 3/16
2nd Quarter.................................................    5 1/2  2 3/4  11 7/16   8 3/16
3rd Quarter.................................................    5 1/4  1 11/16  11 3/16   6 7/16
4th Quarter (through November 12, 1999).....................    4 1/4  1 11/16  10 5/16   7 1/2

     On November 12, 1999, the closing sale price of the Warrants was $3 5/8 per Warrant and the closing sale price of the Common Stock was $9 31/32 per share. HOLDERS OF WARRANTS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE WARRANTS AND THE SHARES.

     As of September 30, 1999, there were approximately 2,031 holders of record of the Common Stock. The Company has never declared or paid any cash dividends on its capital stock and does not intend to pay any cash dividends in the foreseeable future. The Company currently intends to retain its earnings, if any, to finance future growth. The Company has no contractual restrictions on paying dividends.

               DESCRIPTION OF THE CAPITAL STOCK AND THE WARRANTS

     The authorized capital stock of the Company consists of 80,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock, $0.001 par value per share ("Preferred Stock"). The following description of the capital stock of the Company is a summary of certain provisions of the Company's Amended and Restated Certificate of Incorporation and is qualified in its entirety by the provisions of such document which has been filed with the SEC.

1. COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to cumulate votes in the election of directors. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable. At September 30, 1999, there were 47,730,624 shares of Common Stock outstanding and held of record by approximately 2,031 stockholders.

2. PREFERRED STOCK

     The Board has the authority to issue the Preferred Stock in one or more series and to fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series, including the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any such series, without any further vote or action by the stockholders. The rights and preferences of Preferred Stock may in all respects be superior and prior to the rights of the Common Stock. The issuance of the Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of the Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. In connection with the adoption of the Company's stockholder rights plan, the Company's Board designated 1,600,000 shares of Series A Participating Preferred Stock, none of which are outstanding as of September 30, 1999.

3. WARRANTS

     The Warrants were issued pursuant to a Warrant Agreement, dated June 3, 1995 (the "Warrant Agreement"), entered into between the Company and First Interstate Bank of California, as warrant agent (the "Warrant Agent"), a copy of which has been filed with the SEC and is incorporated herein by reference. ChaseMellon Shareholder Services, L.L.C. is the successor Warrant Agent under the Warrant Agreement.

     The statements herein relating to the Warrants and the Warrant Agreement are summaries and are subject to the detailed provisions of the Warrant Agreement, to which reference is hereby made for a complete statement of those provisions. Whenever particular provisions of the Warrant Agreement or terms defined therein are referred to herein, those provisions or definitions are incorporated by reference as part of the statements made, and the statements are qualified in their entirety by that reference.

     Exercise of Warrants. Each Warrant represents a currently exercisable right of the holder thereof to purchase the number of Shares set forth therein at an exercise price of $7.12 in cash per Share. The Warrants are exercisable, at the holder's option, as a whole or from time to time in part at any time until the Warrant Expiration Date, in accordance with the terms of the Warrants and the Warrant Agreement.

     Certain Adjustments. The Warrant Agreement provides that the Exercise Price and the number of shares of Common Stock issuable upon exercise of each Warrant will be adjusted in the event of any stock split, stock combination, rights offering, stock dividend or certain other special dividends with respect to Common Stock. The Warrant Agreement further provides that in case of any capital reorganization of the Company, any reclassification of Common Stock, any consolidation or merger of the Company with or into another corporation or any sale, lease or transfer to any person of all or substantially all of the assets of the Company, the holder of each outstanding Warrant will have the right, upon subsequent exercise of the Warrant, to receive the kind and amount of shares of stock, other securities or property receivable upon the capital reorganization, reclassification, consolidation, merger, sale lease or other transfer that would have been received by such holder upon the exercise of the Warrant had such Warrant been exercised immediately prior to that event, and the Exercise Price will be appropriately adjusted.

     Transferability. Any Warrant may be transferred, split up, combined or exchanged for another Warrant or Warrants entitling the registered holder thereof to purchase a like number of Shares as the Warrant surrendered. Warrants may be exchanged for other Warrants in different denominations representing Warrants to purchase the same aggregate number of Shares at any time.

     No Rights as Holder of Shares. The Warrants do not confer upon the holder thereof any voting, preemptive or other rights as a stockholder of the Company.

                       INFORMATION CONCERNING THE COMPANY

1. INFORMATION INCORPORATED BY REFERENCE; AVAILABILITY OF INFORMATION

     The SEC allows the Company to "incorporate by reference" the information it files with the SEC, which means that the Company can disclose important information to a holder of Warrants by referring such holder to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. The Company incorporates by reference the documents listed below and any future filings it makes with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Exchange Offer is consummated or terminated.

     - the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 000-20720);

     - the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999, and September 30, 1999 (File No. 000-20720);

     - the Company's Registration Statement on Form 8-A, filed on November 21, 1994, as amended (File No. 000-20720); and

     - the Company's Registration Statement on Form 8-A, filed on May 1, 1995, as amended (File No. 000-20720).

     The Company has also filed with the SEC an Issuer Tender Offer Statement on
Schedule 13E-4 (File No. 000-20720) (the "Schedule 13E-4") which includes certain additional information relating to the Exchange Offer.

     The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. A stockholder may read and copy any document the Company files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

2. RISK FACTORS

     The following is a summary description of some of the many risks we face in our business. You should carefully review these risks in evaluating our business and the businesses of our subsidiaries and when determining whether to participate in the Exchange Offer. You should also consider the other information described in this report

     For the purposes of this section, the terms "we," "our," and "us" refer to the Company.

RISKS RELATED TO THE EXCHANGE OFFER

 The liquidity of the Warrants may be significantly reduced following the Exchange Offer.

     Following the anticipated successful completion of the Exchange Offer, the number of remaining outstanding Warrants may be so low that public trading of the Warrants may be substantially reduced, which may make it harder to sell Warrants not tendered in this Exchange Offer. In addition, if the number of record holders of the Warrants drops too low, Nasdaq may institute proceedings resulting in a delisting of the Warrants. In either event, the liquidity of the Warrants may be significantly reduced following the Exchange Offer.

 We have not established any minimum number of Warrants that must be tendered in the Exchange Offer and the tender of Warrants and related cash payments may not provide as many funds as we expect.

     We are relying upon the receipt of cash in connection with the tender of the Warrants to provide near-term cash requirements of our business. In the event that not as many Warrants are tendered as we expect, we may be required to complete equity or debt financings to fund our operations. These financings may not be available on acceptable terms. In addition, these financings, if completed, still may not meet our capital needs and could result in substantial dilution to our stockholders.

RISKS RELATED TO OUR BUSINESS

 Our product development and commercialization involves a number of uncertainties and we may never generate sufficient revenues from the sale of products to become profitable.

     We were founded in 1987. We have incurred significant losses since our inception. At September 30, 1999, our accumulated deficit was $447.5 million. To date, we have received the majority of our revenues from our collaborative arrangements. We expect to incur additional losses as we continue our research and development, testing and regulatory activities and as we continue to build manufacturing and sales and marketing capabilities. To become profitable, we must successfully develop, clinically test, market and sell our products. Even if we achieve profitability, we cannot predict the level of that profitability or whether we will be able to sustain profitability. We expect that our operating results will fluctuate from period to period as a result of differences in when we incur expenses and receive revenues from product sales, collaborative arrangements and other sources. Some of these fluctuations may be significant.

     Most of our products will require extensive additional development, including preclinical testing and human studies, as well as regulatory approvals, before we can market them. We do not expect that any products resulting from our product development efforts or the efforts of our collaborative partners, other than those for which marketing approval has been received, will be available for sale until the first half of the 2000 calendar year at the earliest, if at all. There are many reasons that we may fail in our efforts to develop our other potential products, including the possibility that:

     - we may discover during preclinical testing or human studies that they are ineffective or cause harmful side effects,
     - the products may fail to receive necessary regulatory approvals from the FDA or other foreign authorities in a timely manner or at all,
     - we may fail to produce the products, if approved, in commercial quantities or at reasonable costs, or
     - the proprietary rights of other parties may prevent us from marketing the products.

  We need to build marketing and sales forces in the United States and Europe which will be an expensive and time-consuming process.

     Developing the sales force to market and sell products is a difficult, expensive and time-consuming process. We recently developed a sales force for the U.S. market and, at least initially, rely on another company to distribute our products. The distributor will be responsible for providing many marketing support services, including customer service, order entry, shipping and billing, and customer reimbursement assistance. In addition, in Canada we are the sole marketer of two cancer products other companies have developed. We may not be able to continue to establish and maintain the sales and marketing capabilities necessary to successfully commercialize our products. To the extent we enter into co-promotion or other licensing arrangements, any revenues we receive will depend on the marketing efforts of others, which may or may not be successful.

  Some of our key technologies have not been used to produce marketed products and may not be capable of producing such products.

     To date, we have dedicated most of our resources to the research and development of potential drugs based upon our expertise in our non-peptide hormone activated Intracellular Receptors, or IRs, and cytokine and growth factor activated Signal Transducers and Activators of Transcription, or STATs, technologies. Even though there are marketed drugs that act through IRs, some aspects of our IR technologies have not been used to produce marketed products. In addition, we are not aware of any drugs that have been developed and successfully commercialized that interact directly with STATs. Much remains to be learned about the location and function of IRs and STATs. If we are unable to apply our IR and STAT technologies to the development of our potential products, we will not be successful in developing new products.

  Our drug development programs will require substantial additional future capital.

     Our drug development programs require substantial additional capital, arising from costs to:

     - conduct research, preclinical testing and human studies,
     - establish pilot scale and commercial scale manufacturing processes and facilities, and
     - establish and develop quality control, regulatory, marketing, sales and administrative capabilities.

     Our future operating and capital needs will depend on many factors, including:

     - the pace of scientific progress in our research and development programs and the magnitude of these programs,
     - the scope and results of preclinical testing and human studies,
     - the time and costs involved in obtaining regulatory approvals,
     - the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims,
     - competing technological and market developments,
     - our ability to establish additional collaborations,
     - changes in our existing collaborations,
     - the cost of manufacturing scale-up, and
     - the effectiveness of our commercialization activities.

  Our products must clear significant regulatory hurdles prior to marketing.

     Before we obtain the approvals necessary to sell any of our potential products, we must show through preclinical studies and clinical trials that each product is safe and effective. Our failure to show any product's safety and effectiveness would delay or prevent regulatory approval of the product and could adversely affect our business. The clinical trials process is complex and uncertain. The results of preclinical studies and initial clinical trials may not necessarily predict the results from later large-scale clinical trials. In addition, clinical trials may not demonstrate a product's safety and effectiveness to the satisfaction of the regulatory authorities. A number of companies have suffered significant setbacks in advanced clinical trials or in seeking regulatory approvals, despite promising results in earlier trials. The FDA may also require additional clinical trials after regulatory approvals are received, which could be expensive and time-consuming, and failure to successfully conduct those trials could jeopardize continued commercialization.

     The rate at which we complete our clinical trials depends on many factors, including our ability to obtain adequate clinical supplies and patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in patient enrollment may result in increased costs and longer development times. In addition, some of our collaborative partners have rights to control product development and clinical programs for products developed under the collaborations. As a result, these collaborators may conduct these programs more slowly or in a different manner than we had expected. Even if clinical trials are completed, we or our collaborative partners still may not apply for FDA approval in a timely manner or the FDA still may not grant approval.

  We may not be able to pay amounts due on our outstanding indebtedness.

     We and our subsidiaries may not have sufficient cash to make required payments due under existing debt. We, or our subsidiaries, may not have the funds necessary to pay the interest on and the principal of existing debt when due. If we, or our subsidiaries, do not have adequate funds, we will be forced to refinance the existing debt and may not be successful in doing so. Our subsidiary, Glycomed Incorporated, is obligated to make payments under certain debentures in the total principal amount of $50 million. The debentures bear interest at a rate of 7 1/2% per annum and are due in 2003. In addition, in October 1997, we issued a $2.5 million convertible note to SmithKline Beecham Corporation and in November 1998, July 1999, and August 1999 we issued zero coupon convertible notes with a total issue price of $100 million to Elan Corporation, plc and/or Elan International Services, Ltd. ("Elan"). Glycomed's failure to make payments when due under its debentures would cause us to default under these notes or other notes we may issue to Elan.

 We may require additional stock or debt financings to fund our operations which may not be available on acceptable terms.

     We have incurred losses since our inception and will not generate positive cash flow to fund our operations for the 1999 calendar year and perhaps for one or more subsequent years. As a result, we may need to complete additional equity or debt financings to fund our operations. Our inability to obtain additional financing could adversely affect our business. These financings may not be available on acceptable terms. In addition, these financings, if completed, still may not meet our capital needs and could result in substantial dilution to our stockholders. For instance, the $100 million in notes we issued to Elan are convertible into common stock at the option of Elan, subject to some limitations. In addition, we may issue additional notes to Elan with up to a total issue price of $10 million, which also would be convertible into common stock. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our drug development programs. Alternatively, we may be forced to attempt to continue development by entering into arrangements with collaborative partners or others that require us to relinquish some or all of our rights to certain technologies or drug candidates that we would not otherwise relinquish.

  We face substantial competition.

     Some of the drugs that we are developing and marketing will compete with existing treatments. In addition, several companies are developing new drugs that target the same diseases that we are targeting and are taking IR-related and STAT-related approaches to drug development. Many of our existing or potential competitors, particularly large drug companies, have greater financial, technical and human resources than us and may be better equipped to develop, manufacture and market products. Many of these companies also have extensive experience in preclinical testing and human clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products. In addition, academic institutions, governmental agencies and other public and private research organizations are developing products that may compete with the products we are developing. These institutions are becoming more aware of the commercial value of their findings and are seeking patent protection and licensing arrangements to collect payments for the use of their technologies. These institutions also may market competitive products on their own or through joint ventures and will compete with us in recruiting highly qualified scientific personnel. Any of these companies, academic institutions, government agencies or research organizations may develop and introduce products and processes that compete with or are better than ours. As a result, our products may become noncompetitive or obsolete.

  Our success will depend on third-party reimbursement and may be impacted by health care reform.

     Sales of prescription drugs depend significantly on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. These third party payors frequently require drug companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for medical products and services. Our current and potential products may not be considered cost-effective and reimbursement to the consumer may not be available or sufficient to allow us to sell our products on a competitive basis.

     In addition, the efforts of governments and third party payors to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies. A number of legislative and regulatory proposals to change the health care system have been discussed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on drug pricing. We cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts may have on our business. The announcement and/or adoption of such proposals or efforts could adversely affect our profit margins and business.

 We rely heavily on collaborative relationships and termination of any of these programs could reduce the financial resources available to us.

     Our strategy for developing and commercializing many of our potential products includes entering into collaborations with corporate partners, licensors, licensees and others. To date, we have entered into collaborations with Warner-Lambert Company, Eli Lilly and Company, SmithKline Beecham Corporation, American Home Products, Abbott Laboratories, Sankyo Company Ltd., Glaxo-Wellcome plc, Allergan, Inc., and Pfizer Inc. These collaborations provide us with funding and research and development resources for potential products for the treatment or control of metabolic diseases, hematopoiesis, women's health disorders, inflammation, cardiovascular disease, cancer and skin disease, and osteoporosis. These agreements also give our collaborative partners significant discretion when deciding whether or not to pursue any development program. We cannot be certain that our collaborations will continue or be successful.

     In addition, our collaborators may develop drugs, either alone or with others, that compete with the types of drugs they currently are developing with us. This would result in less support and increased competition for our programs. If products are approved for marketing under our collaborative programs, any revenues we receive will depend on the manufacturing, marketing and sales efforts of our collaborators, who generally retain commercialization rights under the collaborative agreements. Our current collaborators also generally have the right to terminate their collaborations under certain circumstances. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully, our product development under these agreements will be delayed or terminated.

     We may have disputes in the future with our collaborators, including disputes concerning which of us owns the rights to any technology developed. For instance, we were involved in litigation with Pfizer, which we settled in April 1996, concerning our right to milestones and royalties based on the development and commercialization of droloxifene. These and other possible disagreements between us and our collaborators could delay our ability and the ability of our collaborators to achieve milestones or our receipt of other payments. In addition, any disagreements could delay, interrupt or terminate the collaborative research, development and commercialization of certain potential products, or could result in litigation or arbitration. The occurrence of any of these problems could be time-consuming and expensive and could adversely affect our business.

  Our success depends on our ability to obtain and maintain our patents and other proprietary rights.

     Our success will depend on our ability and the ability of our licensors to obtain and maintain patents and proprietary rights for our potential products and to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. Patents may not be issued from any of these applications currently on file or, if issued, may not provide sufficient protection. In addition, if we breach our licenses, we may lose rights to important technology and potential products.

     Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have licensed. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us. Further, the manufacture, use or sale of our products may infringe the patent rights of others.

     Several drug companies and research and academic institutions have developed technologies, filed patent applications or received patents for technologies that may be related to our business. Others have filed patent applications and received patents that conflict with patents or patent applications we have licensed for our use, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those licensed to us. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our potential products. For example, United States patent applications are confidential while pending in the Patent and Trademark Office, and patent applications filed in foreign countries are often first published six months or more after filing. Any conflicts resulting from the patent rights of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If other companies obtain patents with conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such license on acceptable terms or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products.

     We have had and will continue to have discussions with our current and potential collaborators regarding the scope and validity of our patent and other proprietary rights. If a collaborator or other party successfully establishes that our patent rights are invalid, we may not be able to continue our existing collaborations beyond their expiration. Any determination that our patent rights are invalid also could encourage our collaborators to terminate their agreements where contractually permitted. Such a determination could also adversely affect our ability to enter into new collaborations.

     We may also need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others' rights. If litigation results, a court may find our patents or those of our licensors invalid or may find that we have infringed on a competitor's rights. If any of our competitors have filed patent applications in the United States which claim technology we also have invented, the Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology.

     We have learned that Hoffmann-La Roche Inc. has received a United States patent and has made patent filings in foreign countries that relate to our Panretin capsules and gel products. We filed a patent application with an earlier filing date than Hoffmann-La Roche's patent, which we believe is broader than, but overlaps in part with, Hoffmann-La Roche's patent. We currently are investigating the scope and validity of Hoffmann-La Roche's patent to determine its impact upon our products. The Patent and Trademark Office has informed us that the overlapping claims are patentable to us and has initiated a proceeding to determine whether we or Hoffmann-La Roche are entitled to a patent. We may not receive a favorable outcome in the proceeding. In addition, the proceeding may delay the Patent and Trademark Office's decision regarding our earlier application. If we do not prevail, the Hoffmann-La Roche patent might block our use of Panretin(R) capsules and gel in certain cancers.

     We also rely on unpatented trade secrets and know-how to protect and maintain our competitive position. We require our employees, consultants, collaborators and others to sign confidentiality agreements when they begin their relationship with us. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our competitors may independently discover our trade secrets. Any of these actions might adversely affect our business.

  We currently have limited manufacturing capability and will rely on third-party manufacturers.

     We currently have no manufacturing facilities outside of Marathon's facility and we rely primarily on others for clinical or commercial production of our potential products. To be successful, we will need to manufacture our products, either directly or through others, in commercial quantities, in compliance with regulatory requirements and at acceptable cost. Any extended and unplanned manufacturing shutdowns could be expensive and could result in inventory and product shortages. If we are unable to develop our own facilities or contract with others for manufacturing services, our ability to conduct preclinical testing and human clinical trials will be adversely affected. This in turn could delay our submission of products for regulatory approval and our initiation of new development programs. In addition, although other companies have manufactured drugs acting through IRs and STATs on a commercial scale, we may not be able to do so at costs or in quantities to make marketable products. Any of these events would adversely affect our business.

     Our manufacturing process also may be susceptible to contamination, which could cause the affected manufacturing facility to close until the contamination is identified and fixed. In addition, problems with equipment failure or operator error also could cause delays.

 Our business exposes us to product liability risks and we may not have sufficient insurance to cover any claims.

     Our business exposes us to potential product liability risks. A successful product liability claim or series of claims brought against us could result in payment of significant amounts of money and divert management's attention from running the business. Some of the compounds we are investigating may be harmful to humans. For example, retinoids as a class are known to contain compounds, which can cause birth defects. We may not be able to maintain our insurance on acceptable terms, or our insurance may not provide adequate protection in the case of a product liability claim. To the extent that product liability insurance, if available, does not cover potential claims, we will be required to self-insure the risks associated with such claims.

 We are dependent on our key employees, the loss of whose services could adversely affect us.

     We depend on our key scientific and management staff, the loss of whose services could adversely affect our business. Furthermore, we are currently experiencing a period of rapid growth, which requires us to hire many new scientific, management and operational personnel. Accordingly, recruiting and retaining qualified management, operations and scientific personnel to perform research and development work also is critical to our success. Although we believe we will successfully attract and retain the necessary personnel, we may not be able to attract and retain such personnel on acceptable terms given the competition among numerous drug companies, universities and other research institutions for such personnel.

 We use hazardous materials which requires us to incur substantial costs to comply with environmental regulations.

     In connection with our research and development activities, we handle hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the handling and disposing of hazardous materials. In the event of any accident, we could be held liable for any damages that result, which could be significant. In addition, we may incur substantial costs to comply with environmental regulations. Any of these events could adversely affect our business.

  Our stock price may be adversely affected by volatility in the markets.

     The market prices and trading volumes for our securities, and the securities of emerging companies like us, have historically been highly volatile and have experienced significant fluctuations unrelated to operating performance. Future announcements concerning us or our competitors may impact the market price of our common stock. These announcements might include:

     - the results of research or development testing,
     - technological innovations,
     - new commercial products,
     - government regulation,
     - receipt of regulatory approvals by competitors,
     - our failure to receive regulatory approvals,
     - developments concerning proprietary rights, or
     - litigation or public concern about the safety of the products.

  You may not receive a return on your shares other than through the sale of your shares of common stock.

     We have not paid any cash dividends on our common stock to date, and we do not anticipate paying cash dividends in the foreseeable future. Accordingly, other than through a sale of your shares, you may not receive a return.

  Our shareholder rights plan and charter documents may prevent transactions that could be beneficial to you.

     Our shareholder rights plan and provisions contained in our certificate of incorporation and bylaws may discourage transactions involving an actual or potential change in our ownership, including transactions in which you might otherwise receive a premium for your shares over then-current market prices. These provisions also may limit your ability to approve transactions that you deem to be in your best interests. In addition, our board of directors may issue shares of preferred stock without any further action by you. Such issuances may have the effect of delaying or preventing a change in our ownership.

  We are subject to year 2000 risks for which we may not be prepared.

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with year 2000 requirements. The impact of the year 2000 issue may affect other systems that utilize imbedded computer chip technology, including building controls, security systems or laboratory equipment. It may also impact the ability to obtain products or services if the provider encounters and fails to resolve year 2000 related problems.

     We have established an active program to identify and resolve year 2000 related issues. This program includes the review and assessment of our information technology and non-information technology systems, as well as third parties with whom we have a material relationship. This program consists of four phases: inventory, risk assessment, problem validation and problem resolution. The inventory phase identified potential risks we face. They include among others: computer software, computer hardware, telecommunications systems, laboratory equipment, and facilities systems, such as security, environment control and alarm; service providers, such as contract research organizations, consultants and product distributors; and other third parties. The risk assessment phase categorizes and prioritizes each risk by its potential impact. The problem validation phase tests each potential risk, according to priority, to determine if an action risk exists. In the case of critical third parties, this step will include a review of their year 2000 plans and activities. The problem resolution phase will, for each validated risk, determine the method/strategy for alleviating the risk. It may include anything from replacement of hardware or software to process modification to selection of alternative vendors. This step also includes the development of contingency plans.

     We initiated this program in 1998. The inventory and risk assessment phases were completed in 1998 while the problem validation phase was completed in the second calendar quarter of 1999. Follow-up reviews of the progress being made by critical third parties will continue. Contingency plans were developed and continue to be revised based upon additional information from the follow-up vendor reviews. As of the end of the third calendar quarter of 1999, the problem resolution phase has been completed with only minor exceptions. These exceptions do not involve major systems and generally consist of operational actions that must occur on or before January 1, 2000.

     To date, we had determined that some of our internal information technology and non-information technology systems were not year 2000 compliant. We actively corrected the identified problems. These corrections included the replacement of hardware and software systems, the identification of alternative service providers and the creation of contingency plans. We estimate that the cost of correcting the identified problems was approximately $100,000 for hardware and software upgrades or modifications. In addition, we estimate that we will incur approximately $400,000 of internal personnel costs by the time the project is completed. We do not believe that the cost of these actions will have a material adverse affect on our business. We expect that costs for completion of the project will be part of normal operating expenses.

     Any failure of our internal computer systems or of third-party equipment or software we use, or of systems maintained by our suppliers, to be year 2000 compliant may adversely affect our business. In addition, adverse changes in the purchasing patterns of our potential customers as a result of year 2000 issues affecting them may adversely affect our business. These expenditures by potential customers may result in reduced funds available to purchase our products, which could adversely affect our business.

3. GENERAL

     The Company's goal is to build a profitable pharmaceutical company which discovers, develops and markets new drugs that address critical unmet medical needs of patients in the areas of cancer, men's and women's health and skin diseases, as well as osteoporosis, metabolic, cardiovascular and inflammatory diseases. The Company strives to develop drugs that are more effective and/or safer than existing therapies and that are more convenient (taken orally or topically administered) and cost effective. The Company pursues the discovery, development, approval and marketing of new drugs through internal and collaborative research and development programs, and through the licensing or acquisition of late-stage development products. Internal and collaborative programs utilize the Company's proprietary science technology. In-licensing and acquisition programs focus on products which have near-term prospects of FDA approval, and which can be marketed by a small specialty cancer and HIV-center sales force. See "-- Risk Factors."

     In February 1999, the Company was granted FDA marketing approval for its first two products -- Panretin(R) gel for the topical treatment of cutaneous AIDS-related Kaposi's sarcoma, also known as KS, and ONTAK(R) for the treatment of patients with persistent or recurrent cutaneous T-cell lymphoma ("CTCL") whose malignant cells express the CD25 component of the Interleukin-2 receptor. In late 1998 and early 1999, the Company assembled a 26-member specialty oncology and HIV-center sales force in the U.S. to launch Panretin(R) gel and ONTAK(R) in the U.S. In addition, the Company established a subsidiary, Ligand Pharmaceuticals International, Inc., with a branch in London, England to manage its European operations. A Canadian sales force, which has been in place since 1995, currently markets two in-licensed cancer products in Canada.

     The Company's drug discovery and development programs are based on its leadership position in gene transcription technology. The Company's proprietary technologies involve two natural mechanisms that regulate gene activity:

     - non-peptide hormone activated Intracellular Receptors, or IRs, and

     - cytokine and growth factor activated Signal Transducers and Activators of Transcription, or STATs.

The Company applies its IR technology to the discovery and development of small molecule drugs to enhance therapeutic and safety profiles and to address unmet patient needs in certain cancers, men's and women's health, skin diseases, osteoporosis, cardiovascular and metabolic diseases, and inflammatory disorders. Similarly, STATs influence many biological processes, including those associated with cancer, other metabolic diseases, and inflammation and blood cell formation. Through the Company's acquisition of Seragen Incorporated in August 1998 and Glycomed Incorporated in May 1995, the Company also has proprietary technology in fusion proteins and complex carbohydrates. Fusion protein technology was used in the development of ONTAK(R). See "-- Risk Factors."

     The Company uses an innovative combination of internal and collaborative programs to develop and market potential drugs.

     The Company has a number of compounds in various stages of internal development.

     - In June 1999, the Company filed a new drug application with the FDA for Targretin(R) capsules for the treatment of patients with CTCL. As noted in the Company's third quarter earnings announcement, the Company expects to meet with the FDA's Oncologic Drugs Advisory Committee on December 13 to review the submission of Targretin(R) capsules; the FDA is expected to issue an action letter on the filing soon thereafter.

     - The Company has additional U.S. and European regulatory filings planned for the fourth quarter of 1999, including a new drug application with the FDA for Targretin(R) gel for the treatment of patients with CTCL. Targretin(R) gel is also in earlier-stage human testing for the treatment of actinic keratoses and skin cancer.

     - Targretin(R) capsules are in early-stage human testing for the treatment of patients with breast cancer and psoriasis.

     - Other internal programs include the post-marketing trials for ONTAK(R), which the FDA required in connection with its accelerated approval. The Company's compound LGD1550 is in early-stage human testing for the treatment of patients with advanced cancer.

     The Company has established several corporate collaborations, with multiple compounds in development, which may generate future royalty-based revenue. The table below highlights the Company's collaborations to date:

     CORPORATE COLLABORATOR       INITIATION OF COLLABORATION             DISEASE/INDICATION
     ----------------------       ---------------------------             ------------------
Warner-Lambert Company..........  September 1999               Treatment and prevention of diseases
                                                                 mediated through the estrogen receptor
Eli Lilly and Company...........  November 1997                Metabolic and cardiovascular diseases
SmithKline Beecham
Corporation.....................  February 1995                Oncological uses, anemia
Wyeth-Ayerst, the pharmaceutical
    division of American   Home
  Products......................  September 1994               Osteoporosis, breast cancer, oral
                                                                 contraception, endometriosis, uterine
                                                                 fibroids, hormone replacement therapy
Abbott Laboratories.............  July 1994                    Rheumatoid arthritis, inflammatory bowel
                                                                 disease, asthma, dermatitis
Glaxo-Wellcome plc..............  September 1992               Atherosclerosis and other cardiovascular
                                                                 diseases
Allergan, Inc...................  June 1992                    Type II diabetes, cancer and skin
                                                                 disorders
Pfizer Inc......................  May 1991                     Osteoporosis

     The Company also seeks to in-license and/or acquire cancer and other medical specialty drugs, which are in late-stage clinical development or have been approved by regulatory authorities. During 1998, the Company acquired ONTAK(R), a treatment for CTCL, in its acquisition of Seragen and in-licensed rights in the U.S. and Canada to Morphelan(TM) from Elan Corporation, plc. Morphelan(TM), a once-daily, oral, sustained-release product for the management of pain in oncology and HIV patients, is in Phase III clinical trials in the U.S. See "-- Risk Factors."

4. FINANCIAL INFORMATION

     The following table represents consolidated financial data for the Company for the years ended December 31, 1997 and 1998 and for the nine-months ended September 30, 1998 and 1999. Financial data for the years 1997 and 1998 has been derived from the Company's audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 1998. Unaudited financial data for the nine months ended September 30, 1998 and 1999 has been derived from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

              LIGAND PHARMACEUTICALS INCORPORATED AND SUBSIDIARIES
                         SUMMARY FINANCIAL INFORMATION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                YEAR ENDED                NINE MONTHS ENDED
                                               DECEMBER 31,                 SEPTEMBER 30,
                                        --------------------------    --------------------------
                                           1997           1998           1998           1999
                                        -----------    -----------    -----------    -----------
                                                                      (UNAUDITED)    (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues:
  Product sales.......................  $       418    $       406    $       282    $     9,127
  Contract manufacturing sales........           --             --             --          1,884
  Collaborative research and
     development and other milestone
     revenues:
       Related parties................       18,997             --             --             --
       Unrelated parties..............       32,284         17,267         13,117         17,456
                                        -----------    -----------    -----------    -----------
          Total revenues..............       51,699         17,673         13,399         28,467
                                        -----------    -----------    -----------    -----------
Costs and expenses:
  Costs of products and services
     sold.............................          520            436            305          8,177
  Research and development............       71,906         70,303         48,917         44,799
  Selling, general and
     administrative...................       10,108         16,568          9,924         20,056
  Write-off of acquired in-process
     technology.......................       64,970         45,000         30,000             --
                                        -----------    -----------    -----------    -----------
          Total costs and expenses....      147,504        132,307         89,146         73,032
                                        -----------    -----------    -----------    -----------
Loss from operations..................      (95,805)      (114,634)       (75,747)       (44,565)
                                        -----------    -----------    -----------    -----------
Other income (expense):
  Interest income.....................        3,743          3,070          2,406          1,894
  Interest expense....................       (8,088)        (8,322)        (5,886)        (8,942)
  Other...............................           --          2,000          2,000           (245)
                                        -----------    -----------    -----------    -----------
          Total other income
            (expense).................       (4,345)        (3,252)        (1,480)        (7,293)
                                        -----------    -----------    -----------    -----------
Net loss..............................  $  (100,150)   $  (117,886)   $   (77,227)   $   (51,858)
                                        ===========    ===========    ===========    ===========
Basic and diluted net loss per
  share...............................  $     (3.02)   $     (2.92)   $     (1.97)   $     (1.11)
Shares used in computing net loss per
  share...............................   33,128,372     40,392,421     39,255,981     46,580,319

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1998            1999
                                                              ------------    -------------
                                                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEETS DATA:
Cash, cash equivalents, and short term investments(1).......   $  72,521        $  47,889
Working capital.............................................      51,098           35,513
Total assets................................................     156,020          131,713
Long-term debt(2)...........................................      51,185          113,320
Convertible subordinated debentures.........................      39,302           41,308
Accumulated deficit.........................................    (395,630)        (447,488)
Total stockholders' deficit.................................     (11,362)         (44,989)

---------------
(1) Includes restricted short-term investments.

(2) Includes long-term portion of equipment financing obligations, convertible note and zero coupon convertible notes.

     The Company's book value per share was $(0.25) and $(0.94) as of December 31, 1998 and September 30, 1999, respectively.

              PRO FORMA SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma summary consolidated balance sheet information as of December 31, 1998 and September 30, 1999 and the unaudited pro forma summary statements of operations information for the year ended December 31, 1998 and the nine months ended September 30, 1999 give effect to the Exchange Offer.

     The unaudited pro forma summary consolidated financial information is based on the historical consolidated financial statements of the Company, giving effect to the Exchange Offer and the assumptions and adjustments as discussed in the accompanying note to the unaudited pro forma summary consolidated financial information. This unaudited pro forma summary consolidated financial information has been prepared by the management of the Company based upon the consolidated financial statements of the Company as of September 30, 1999 (unaudited) and for the year ended December 31, 1998 and the nine months ended September 30, 1999 (unaudited). The unaudited pro forma summary consolidated financial information should be read in conjunction with the historical consolidated financial statements and notes thereto incorporated by reference herein. The unaudited pro forma summary consolidated financial information is not necessarily indicative of what actual results of operations would have been for the periods presented had the Exchange Offer occurred on the dates indicated and do not purport to indicate the results of future operations.

NOTE TO PRO FORMA SUMMARY CONSOLIDATED FINANCIAL INFORMATION

ASSUMPTIONS AND ADJUSTMENTS

     The pro forma summary consolidated financial information has been prepared with the following assumptions:

     - 3,601,420 Warrants outstanding and subject to the Exchange Offer

     - Cash payments of $7.12 per Warrant tendered by holders of Warrants

     - Warrants exchanged for 3,601,420 shares of Common Stock

     - Consideration offered to Warrant holder of $1.12 per Warrant

     - Estimated transaction costs of $100,000

     - Net proceeds invested in interest bearing instruments

              LIGAND PHARMACEUTICALS INCORPORATED AND SUBSIDIARIES
              PRO FORMA SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                   CONSOLIDATED STATEMENTS OF OPERATIONS DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                             YEAR ENDED DECEMBER 31, 1998
                                                       -----------------------------------------
                                                                       PRO FORMA
                                                         ACTUAL       ADJUSTMENTS     PRO FORMA
                                                       -----------    -----------    -----------
Total revenues.......................................  $    17,673          --       $    17,673
Total costs and expenses.............................      132,307          --           132,307
Loss from operations.................................     (114,634)         --          (114,634)
Total other income (expense).........................       (3,252)     $1,172            (2,080)
Net loss.............................................  $  (117,886)      1,172       $  (116,714)
Basic and diluted net loss per share.................  $     (2.92)                  $     (2.65)
Shares used in computing net loss per share..........   40,392,421                    43,993,841

                                                         NINE MONTHS ENDED SEPTEMBER 30, 1999
                                                       -----------------------------------------
                                                                       PRO FORMA
                                                         ACTUAL       ADJUSTMENTS     PRO FORMA
                                                       -----------    -----------    -----------
Total revenues.......................................  $    28,467         --        $    28,467
Total costs and expenses.............................       73,032         --             73,032
Loss from operations.................................      (44,565)        --            (44,565)
Total other income (expense).........................       (7,293)      $813             (6,480)
Net loss.............................................  $   (51,858)       813        $   (51,045)
Basic and diluted net loss per share.................  $     (1.11)                  $     (1.02)
Shares used in computing net loss per share..........   46,580,319                    50,181,739

 See accompanying note to Pro Forma Summary Consolidated Financial Information.

              LIGAND PHARMACEUTICALS INCORPORATED AND SUBSIDIARIES
              PRO FORMA SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                        CONSOLIDATED BALANCE SHEETS DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                 AS OF DECEMBER 31, 1998
                                                          -------------------------------------
                                                                        PRO FORMA
                                                           ACTUAL      ADJUSTMENTS    PRO FORMA
                                                          ---------    -----------    ---------
Cash, cash equivalents and short term investments.......  $  72,521      $22,681      $  95,202
Working capital.........................................     51,098       22,681         73,779
Total assets............................................    156,020       22,681        178,701
Long-term debt..........................................     51,185           --         51,185
Convertible subordinated debentures.....................     39,302           --         39,302
Accumulated deficit.....................................   (395,630)       1,172       (394,458)
Total stockholders' equity (deficit)....................    (11,362)      22,681         11,319
Book value per share....................................      (0.25)        0.48           0.23

                                                                AS OF SEPTEMBER 30, 1999
                                                          -------------------------------------
                                                                        PRO FORMA
                                                           ACTUAL      ADJUSTMENTS    PRO FORMA
                                                          ---------    -----------    ---------
Cash, cash equivalents and short term investments.......  $  47,889      $22,322      $  70,211
Working capital.........................................     35,513       22,322         57,835
Total assets............................................    131,713       22,322        154,035
Long-term debt..........................................    113,320           --        113,320
Convertible subordinated debentures.....................     41,308           --         41,308
Accumulated deficit.....................................   (447,488)         813       (446,675)
Total stockholders' equity (deficit)....................    (44,989)      22,322        (22,667)
Book value per share....................................      (0.94)        0.50          (0.44)

 See accompanying note to Pro Forma Summary Consolidated Financial Information.

                                 MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Exchange Offer is prohibited by administrative or judicial action pursuant to any valid statute of such jurisdiction. If the Company becomes aware of any such valid statute prohibiting the making of the Exchange Offer or the acceptance of Warrants pursuant thereto, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Exchange Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Warrants in such jurisdiction.

     The Company has filed with the SEC the Schedule 13E-4 pursuant to Rule 13e-4 under the Exchange Act containing certain additional information with respect to the Exchange Offer. Such Schedule and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in the manner set forth under the heading "Information Concerning the Company -- Information Incorporated by Reference; Availability of Information" (except that they will not be available at the regional offices of the SEC).

     No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Offer to Exchange or in the Letter of Transmittal and, if given or made, such information or representations must not be relied upon as having been authorized.

                                          Ligand Pharmaceuticals Incorporated

November 19, 1999

                 THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

      By Hand Delivery:             By Overnight Delivery:                 By Mail:
   120 Broadway, 13th Floor           85 Challenger Road                P.O. Box 3301
   New York, New York 10271            Mail Drop-Reorg.          South Hackensack, New Jersey
  Attn: Reorganization Dept.     Ridgefield Park, New Jersey                07606
                                            07660                 Attn: Reorganization Dept.
                                  Attn: Reorganization Dept.

         Wire Transfer Instructions:                      Facsimile Transmission:
          The Chase Manhattan Bank                            (201) 296-4293
             New York, NY 10001                 Confirm Receipt of Facsimile By Telephone:
              ABA #021 000 021                                (201) 296-4860
   Attn: ChaseMellon Shareholder Services,
                   L.L.C.
          Reorg. Acct. #323-213057
     Re: Ligand Pharmaceuticals Warrants

     Questions and requests for assistance may be directed to the Information Agent at its telephone number listed below. Additional copies of this Offer to Exchange, the Letter of Transmittal and other exchange offer materials may be obtained by contacting the Information Agent and will be furnished promptly at the Company's expense:

                THE INFORMATION AGENT FOR THE EXCHANGE OFFER IS:

                    CHASEMELLON CONSULTING SERVICES, L.L.C.
                        450 WEST 33RD STREET, 14TH FLOOR
                            NEW YORK, NEW YORK 10001

                    Banks and Brokers Call:  (212) 273-8035
                   All Others Call Toll Free: (888) 867-6003